                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2016/05/30: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2016/05/30: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3	Announcement on 2016/05/31: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2016/06/01: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5	Announcement on 2016/06/02: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2016/06/03: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2016/06/06: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8	Announcement on 2016/06/07: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2015/06/07: Important Resolutions from UMC’s 2016 Annual General Meeting

99.10	Announcement on 2016/06/08: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.11	Announcement on 2016/06/08: UMC will attend investor conference on 2016/06/15

99.12	Announcement on 2015/06/13: To announce the completion of share buy-back program

99.13	Announcement on 2016/06/14: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on 2016/06/15: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on 2016/06/15: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.16	Announcement on 2016/06/15: The company determined to adjust cash dividend ratio

99.17	Announcement on 2016/06/15: The Company announced the record date for cash dividend

99.18	Announcement on 2016/06/15: UMC’s investment on TriKnight Capital Corporation

99.19	Announcement on 2016/06/15: UMC’s investment on SINO PARAGON LIMITED

99.20	Announcement on 2016/06/15: To announce cancelation of treasury shares

99.21	Announcement on 2016/06/15: To announce related materials on SINO PARAGON LIMITED investment on Wise Road Industry Investment Fund I, L.P.

99.22	Announcement on 2016/06/20: UMC will UMC will attend investor conference on 2016/06/23

99.23	Announcement on 2016/06/21: To announce related materials on acquisition of machinery and equipment

99.24	Announcement on 2016/06/21: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.25	Announcement on 2016/06/22: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.26	Announcement on 2016/06/22: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.27	Announcement on 2016/06/23: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.28	Announcement on 2016/06/23: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of MOTECH INDUSTRIES, INC.

99.29	Announcement on 2016/06/23: To announce the registration of capital reduction

99.30	Announcement on 2016/06/08 May Revenue

99.31	Announcement on 2016/06/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/01/06~2016/05/30
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 513,278,678 NTD; total transaction price: $ 513,278,678 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY LTD., TAIWAN PROJECT OFFICE; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.2
To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/05/30

2.	Number of shares repurchased this time: 27,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$ 327,027,563

5.	Average repurchase price per share this time: NTD$12.11

6.	Cumulative number of own shares held during the repurchase period: 109,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.85

8.	Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/05/23~2016/05/31
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 532,390,163 NTD; total transaction price:$ 532,390,163 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.4
To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/06/01

2.	Number of shares repurchased this time: 19,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$ 231,974,773

5.	Average repurchase price per share this time: NTD$12.21

6.	Cumulative number of own shares held during the repurchase period: 128,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1

8.	Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/03/22~2016/06/02
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 503,498,376; total transaction price: NT$ 503,498,376
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/04/21~2016/06/03
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 897,854,500; total transaction price: NT$ 897,854,500
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.7
To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/06/06

2.	Number of shares repurchased this time: 32,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$ 395,062,646

5.	Average repurchase price per share this time: NTD$ 12.35

6.	Cumulative number of own shares held during the repurchase period: 160,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.25

8.	Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/05/19~2016/06/07
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 543,569,925 NTD; total transaction price:$ 543,569,925 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.9

Important Resolutions from UMC’s 2016 Annual General Meeting

1. Date of the shareholders’ meeting: 2016/06/07
2. Important resolutions: (1) profit distribution/deficit compensation:

Approved the Company’s 2015 surplus earnings distribution

10,257,815,002 shares were represented at the time of voting (including 5,949,293,537 shares voted via electronic transmission)

Votes for: 9,149,924,419 votes; 89.20% of the total represented at the time of voting.

Votes against: 1,486,704 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 13,208 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,106,390,671 votes; 10.79% of the total represented at the time of voting.

3.	Important resolutions (2) amendments of the corporate charter:

Approved to amend the Company’s Articles of Incorporation 10,255,262,799 shares were represented at the time of voting (including 5,949,293,537 shares voted via electronic transmission)

Votes for: 9,047,586,980 votes; 88.22% of the total represented at the time of voting.

Votes against: 2,958,090 votes; 0.03% of the total represented at the time of voting.

Votes invalid: 0 vote; 0.00% of the total represented at the time of voting.

Votes abstained: 1,204,717,729 votes; 11.75% of the total represented at the time of voting.

4.	Important resolutions (3) business report and financial statements:

Approved the Company’s 2015 business report and financial statements 10,257,815,002 shares were represented at the time of voting (including 5,949,293,537 shares voted via electronic transmission)

Votes for: 9,082,024,885 votes; 88.54% of the total represented at the time of voting.

Votes against: 1,467,797 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 10,715 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,174,311,605 votes; 11.45% of the total represented at the time of voting.

5.	Important resolutions (4) elections of board of directors and supervisors: None

6.	Important resolutions (5) other proposals:

Approved the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, no more than 10% of registered capital

10,257,815,002 shares were represented at the time of voting (including 5,949,293,537 shares voted via electronic transmission)

Votes for: 9,144,788,885 votes; 89.15% of the total represented at the time of voting.

Votes against: 6,624,123 votes; 0.06% of the total represented at the time of voting.

Votes invalid: 10,715 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,106,391,279 votes; 10.79% of the total represented at the time of voting.

7.	Any other matters that need to be specified: None

Exhibit 99.10

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2016/06/08

2.	Number of shares repurchased this time: 22,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$ 273,395,264

5.	Average repurchase price per share this time: NTD$12.43

6.	Cumulative number of own shares held during the repurchase period: 182,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.43

8.	Any other matters that need to be specified: None

Exhibit 99.11

UMC will attend investor conference on 2016/06/15

1. Date of the investor conference: 2016/06/15
2. Time of the investor conference: 08:00 PM
3. Location of the investor conference: Boston, USA
4. Brief information disclosed in the investor conference:

The Company will attend the “2016 Semiconductor Supply Chain Conference “, held by Credit Suisse.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2016/04/27.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.	Any other matters that need to be specified: Time of the investor conference in Boston, USA is 8:00 AM.

Exhibit 99.12

To announce the completion of share buy-back program

1.	Originally determined ceiling on total monetary amount of the share repurchase: 83,984,399,000

2.	Original scheduled period for the repurchase: 2016/05/12~2016/07/11

3.	Originally determined number of shares to be repurchased: A maximum of 200,000,000 shares

4.	Originally determined repurchase price range: NTD$7.90 to NTD$18.70 per share.

5.	Date of expiry of the repurchase period or completion of the repurchase: 2016/06/13

6.	Number of shares repurchased: 200,000,000 shares

7.	Total monetary amount of shares repurchased: NTD$2,395,793,376

8.	Average repurchase price per share: NTD$11.98

9.	Cumulative number of own shares held: 533,814,200 shares

10.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 4.18%

11.	Reason for non-completion of the share repurchase at expiry of the repurchase period: Not applicable

12.	Any other matters that need to be specified: None.

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/06/13~2016/06/14
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 643,735,500 NTD; total transaction price:$ 643,735,500NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/07/10~2016/06/15
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 2,325,861,411 NTD; total transaction price:$ 2,325,861,411NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd.c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.15

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/04/21~2016/06/15
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 607,456,300; total transaction price: NT$ 607,456,300
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.16

The Company determined to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders’meeting:2016/06/15
2. Type and monetary amount of original dividend distribution:

Cash dividend NTD$6,906,973,103, each common share is entitled to receive NTD$0.55

3. Type monetary amount of dividend distribution after the change:

Cash dividend NTD$6,906,973,103, each common share is entitled to receive NTD$0.56501906

4. Reason for the change:

Due to the company have completed the 17th share repurchase program and the treasury shares from the Company’s 15th share repurchase program will be cancelled, the number of outstanding common             shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.17

The Company announced the record date for cash dividend

1.	Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2016/06/15

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution:

Cash dividend NTD$6,906,973,103, each common share is entitled to receive NTD$0.56501906

4. Ex-rights (ex-dividend) trading date: 2016/07/12
5. Last date before book closure: 2016/07/13
6. Book closure starting date: 2016/07/14
7. Book closure ending date: 2016/07/18
8. Ex-rights (ex-dividend) record date: 2016/07/18
9. Any other matters that need to be specified: Cash dividend for common shares is estimated to be paid on 2016/08/11.

Exhibit 99.18

The Company’s investment on TriKnight Capital Corporation

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):

Common shares of TriKnight Capital Corporation

2.	Date of occurrence of the event: 2016/06/15~2016/06/15

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: up to 240 million shares; unit price: NTD 10; total commitment amounts: up to NTD 2.4 billion;

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TriKnight Capital Corporation, investment to be booked under equity method

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):NA

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: based on the capital call schedule of TriKnight Capital Corporation; None

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: decided by the board of directors; par value (NTD10); board of directors

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: up to 240 million shares; amount: up to NTD 2.4 billion; percentage of holdings: up to 40% status of any restriction of rights: None

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of long term securities investment to total assets: 28.42%

Ratio of long term securities investment to shareholder’s equity: 40.83%

Operating capital as shown in the most recent financial statement: $ 30,769,710,000 NTD

13.	Broker and broker’s fee: none

14.	Concrete purpose or use of the acquisition or disposal: Long-term investment

15.	Net worth per share of the underlying securities acquired or disposed of: NA

16.	Do the directors have any objection to the present transaction?: no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no

18.	Any other matters that need to be specified: none

Exhibit 99.19

The Company’s investment on SINO PARAGON LIMITED

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of SINO PARAGON LIMITED

2.	Date of occurrence of the event: 2016/06/15

3.	Volume, unit price, and total monetary amount of the transaction: 49,999,999 shares; unit price: US$1(approximately NTD32.36); total amount: no more than US$ 50,000,000; (approximately NTD 1,618,000,000)

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SINO PARAGON LIMITED; 100% subsidiary.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Full payment; None.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Reference for the decision on price: Book Value
The decision-making department: Board of Directors

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Cumulative volume: 50,000,000 shares

Percentage of holdings: 100.00%
Total Amount: no more than US$50,000,000

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 28.42%;

Ratio of shareholder’s equity: 40.83%;

The operational capital as shown in the most recent financial statement: $30,769,710,000 NTD.

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposal: Long term investment

15.	Net worth per share of the underlying securities acquired or disposed of: None

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: Per 2016/03/16 announcement, UMC investment on Wise Road Industry Investment Fund I, L.P, change to through a UMC 100% subsidiary, SINO PARAGON LIMITED to invest on Wise Road Industry Investment Fund I, L.P. Total Amount is still no more than US$50,000,000

Exhibit 99.20

To announce Board Meeting Resolution on cancellation of treasury shares

1.	Date of the board of directors resolution: 2016/06/15

2.	Reason for the capital reduction:

133,814,200 treasury shares from the Company’s 15th share buyback program will be cancelled.

3.	Amount of the capital reduction: NTD 1,338,142,000

4.	Cancelled shares: 133,814,200 shares

5.	Capital reduction ratio: 1.05%

6.	Share capital after the capital reduction: NTD 126,243,187,150

7.	Scheduled date of the shareholders’ meeting: NA

8.	Estimate listed common shares after the capital reduction: NA

9.	The estimate ratio of listed shares to the company’s issued common shares, after the capital reduction: NA

10.	Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ration does not reach 25% after the capital reduction: NA

11.	Any other matters that need to be specified:

The record date of capital reduction is on 2016/06/15.

Exhibit 99.21

To announce related materials on SINO PARAGON LIMITED investment on Wise Road Industry
Investment Fund I, L.P.

1. Date of occurrence of the event: 2016/06/15
2. Date of the original public announcement and reporting: 2016/03/16

3.	Summary of the content originally publicly announced and reported: To announce related materials on investment on Wise Road Investment Fund I, L.P. and total amount is no more than US$50,000,000.

4.	Reason for, and major content of, the change: SINO PARAGON LIMITED (a UMC 100% owned subsidiary) investment on Wise Road Industry Investment Fund I, L.P.

Total amount is still no more than US$50,000,000

5. Effect on the Company’s finances and business after the change: None
6. Any other matters that need to be specified: None

Exhibit 99.22

UMC will attend investor conference on 2016/06/23

1.	Date of the investor conference: 2016/06/23~2016/06/24

2.	Time of the investor conference: 9:00

3.	Location of the investor conference: Grand Hyatt Hotel, Taipei

4.	Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Conference 2016”, held by UBS.

5.	The presentation of the investor conference release:

It will be the same as the investor conference on 2016/04/27.

6.	Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.	Any other matters that need to be specified: None.

Exhibit 99.23

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/06/16~2016/06/21
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 2,043,808,320 NTD; total transaction price: $ 2,043,808,320 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd.c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.24

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/01/06~2016/06/21
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 626,516,929; total transaction price: NT$ 626,516,929
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.25

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/11/26~2016/06/22
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 663,590,070; total transaction price: NT$ 663,590,070
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.26

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/06/04~2016/06/22
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 1,500,813,000; total transaction price: NT$1,500,813,000
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.27

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/06/03~2016/06/23
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 612,463,814; total transaction price: NT$ 612,463,814
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.28

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of MOTECH INDUSTRIES, INC.

1.	Name of the securities: common shares of MOTECH INDUSTRIES, INC.

2.	Trading date: 2016/02/16~2016/06/23

3.	Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 8,024,000 shares, unit price: NTD 37.77, total monetary amount: NTD 303,056,350

4.	Gain (or loss) (not applicable in case of acquisition of securities): NTD 17,000,750

5.	Relationship with the underlying company of the trade: none

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Fortune Venture Capital Corporation cumulative volume: 3,869,829 shares; amount: NTD 137,959,404; percentage of holdings: 0.79%; status of any restriction of rights: none
UMC New Business Investment Corporation cumulative volume: 28,498,456 shares; amount: NTD 1,016,059,790; percentage of holdings: 5.83%; status of any restriction of rights: none

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:1.17%; ratio of shareholder’s equity:1.79%;

the operational capital as shown in the most recent financial statement: NTD 60,287,984,000

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction?: no

10.	Any other matters that need to be specified: none

Exhibit 99.29

To announce the registration of capital reduction due to the retirement of treasury stocks

1.	Date of the Competent Authority’s approval of the capital reduction: 2013/05/10

2.	Date of completion of capital amendment registration: 2016/06/22

3.	Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)Before the capital reduction: The paid-in capital is NT$127,581,329,150; the shares outstanding are 12,208,239,978 shares; book value per share is NT$17.84

(2)After the capital reduction: The paid-in capital is NT$126,243,187,150; the shares outstanding are 12,208,239,978 shares; book value per share is NT$17.84

4.	Planned share conversion operations: None

5.	Estimate listed shares after the capital reduction: NA

6.	The estimate ratio of listed shares to the company’s issued common shares after the capital reduction: NA

7.	Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ration does not reach 25% after the capital reduction: NA

8.	Any other matters that need to be specified:

(1)The company received the SPA authorization letter on June 22, 2016.

(2)The company calculated the book value per share based on the date of capital reduction on June 15, 2016.

Exhibit 99.30

United Microelectronics Corporation
June 08, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes%
May	Net sales	17,705,227	12,931,054	(225,827)(1.75%)
Year-to-Date	Net sales	57,873,709	63,601,211	(5,727,502)(9.01%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	45,293,944
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.31

United Microelectronics Corporation
For the month of May, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2016	Number of shares as of May 31, 2016	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	April 30, 2016	May 31, 2016	Changes
—	—	—	—	—